184

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 24, 2002

BRITISH ENERGY PLC

(*Registrant's name*)

3 Redwood Crescent
Peel Park
East Kilbride G74 5PR
Scotland

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 24, 2002

BRITISH ENERGY PLC

By: [signature]

Name: Paul Heward
Title: Director - Investor Relations

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

CANCELLATION OF UNDRAWN REVOLVING CREDIT FACILITIES

British Energy plc announces that it has served notice to cancel £350m of undrawn revolving credit facilities, which were due to expire in 2005, as the company no longer expected to utilise these facilities. The discussions between British Energy and the UK Government continue and the Company has nothing to add to the RNS announcement released on 9 September 2002.